UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WJ COMMUNICATIONS, INC.

(Name of Issuer)

Stock, par value $0.01 per share

(Title of Class of Securities)

929284 10 7

(CUSIP Number)

January 28, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929284 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FOX PAINE & COMPANY, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 24,513,835 (See Item 4(A))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 24,513,835 (See Item 4(A))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,513,835 (See Item 4(A))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 41% based on 59,741,050 shares of common stock outstanding after January 28, 2004. (See Item 4(A))

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FOX PAINE & COMPANY, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 24,155,413 (See Item 4(A))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 24,155,413 (See Item 4(A))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,155,413 (See Item 4(A))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 40.4% based upon approximately 59,741,050 shares of common stock outstanding after January 28, 2004. (See Item 4(A))

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FOX PAINE & COMPANY, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 25,492,044 (See Item 4(A))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 25,492,044 (See Item 4(A))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,492,044 (See Item 4(A))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 42.6% based on 59,741,050 shares of common stock outstanding after January 28, 2004. (See Item 4(A))

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FPC INVESTORS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 358,422 (See Item 4(A))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 358,422 (See Item 4(A))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,422 (See Item 4(A))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6% based on 59,741,050 shares of common stock outstanding after January 28, 2004. (See Item 4(A)).

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WJ COINVESTMENT FUND I, LLC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 601,478 (See Item 4(A))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 601,478 (See Item 4(A))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 601,478 (See Item 4(A))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0% based on 59,741,050 shares of common stock outstanding after January 28, 2004. (See Item 4(A))

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WJ COINVESTMENT FUND III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 251,155 (See Item 4(A))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 251,155 (See Item 4(A))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,155 (See Item 4(A))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.42% based on 59,741,050 shares of common stock outstanding after January 28, 2004. (See Item 4(A))

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WJ COINVESTMENT FUND IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,576 (See Item 4(A))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,576 (See Item 4(A))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,576 (See Item 4(A))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.21% based on 59,741,050 shares of common stock outstanding after January 28, 2004. (See Item 4(A))

12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

Item 1.
(a)	Name of Issuer WJ COMMUNICATIONS, INC.
(b)	Address of Issuer’s Principal Executive Offices 401 River Oaks Parkway San Jose, California 95134

Item 2.
(a)

Name of Person Filing*

Fox Paine & Company, LLC;
Fox Paine Capital Fund, L.P.;
Fox Paine Capital, LLC
FPC Investors, L.P.;
WJ Coinvestment Fund I, LLC;
WJ Coinvestment Fund III, LLC;
WJ Coinvstment Fund IV, LLC

*A joint filing agreement was previously filed with the original Schedule 13G filed on February 14, 2001

	(b)	Address of Principal Business Office or, if none, Residence c/o Fox Paine & Company, LLC 950 Tower Lane, Suite 1150 Foster City, CA 94404-2131
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, $0.01 par value per share
	(e)	CUSIP Number 929284 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Fox Paine & Company, LLC ("Company LLC") is the manager of (i) Fox Paine Capital Fund, L.P. ("LP1"), which may be deemed to own beneficially and directly 24,155,413 shares, or approximately 40.4%,  of Common Stock of WJ Communications, Inc. (the "Issuer") and (ii) FPC Investors, L.P. ("LP2" and, together with LP1, the "LPs"), which may be deemed to own beneficially and directly 358,422 shares, or approximately 0.6%, of Common Stock of the Issuer. Fox Paine Capital, LLC ("Capital LLC") is the General Partner of each of the LPs and the Managing Member of each of WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund III, LLC, and WJ Coinvestment Fund IV, LLC (collectively, the "Funds"). The Funds in the aggregate may be deemed to own beneficially and directly 978,209 shares, or approximately 1.6%, of Common Stock of the Issuer (601,478 shares, or approximately 1.0%, owned by WJ Coinvestment Fund I, LLC, 251,155 shares, or approximately 0.4%, owned by WJ Coinvestment Fund III, LLC, and 125,576 shares, or approximately 0.21%, owned by WJ Coinvestment Fund IV, LLC).

Company LLC, as the manager of the LPs, may be deemed to be the indirect beneficial owner in the aggregate of 24,513,835 shares, or approximately 41%, of the Common Stock of the Issuer owned by the LPs. Capital LLC, as the General Partner of the LPs and Managing Member of the Funds, may be deemed to be the indirect beneficial owner in the aggregate of 25,492,044 shares, or approximately 42.6%, of the Common Stock of the Issuer owned by the LPs and the Funds. Each of Company LLC and Capital LLC disclaims ownership of the shares of Common Stock beneficially owned by the LPs and the Funds to the extent of the partnership or limited liability company interests in the LPs and the Funds held by persons other than Company LLC and Capital LLC, respectively.

W. Dexter Paine, III, Wray T. Thorn, and Robert N. Lowe are the members of Company LLC and members of Capital LLC. In such capacities, Messrs. Paine, Thorn,

and Lowe may be deemed to share beneficial ownership of the Common Stock beneficially owned by Company LLC and Capital LLC, but they disclaim any such beneficial ownership. In addition, Mr. Paine has been issued an aggregate of 47,629 shares, and Mr. Thorn has been issued an aggregate of 59,836 shares, of the Common

Stock of the Issuer under the Issuer's 2000 Non-Employee Director Stock Compensation Plan.  Mr. Paine irrevocably elected to defer receipt of these shares until his relationship as a director of the Issuer is terminated. Such deferred shares are credited as Share Units under the Issuer's 2000 Non-Employee Director Stock Compensation Plan and are not considered outstanding.

All ownership percentages have been calculated based on 59,741,050 shares of Common Stock of the Issuer outstanding as of January 28, 2004, as provided by the Issuer.
(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s). See Item 4(a).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
(See Item 4)

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fox Paine & Company, LLC

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Member

Fox Paine Capital, LLC

By:	/ s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Member

Fox Paine Capital Fund, L.P.

By:	Fox Paine Capital, LLC, its General Partner

By:	Fox Paine Capital Management, LLC,
its Manager

By:	s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Member

FPC Investors, L.P.

By:	Fox Paine Capital, LLC, its General Partner

By:	Fox Paine Capital Management, LLC, its Manager

By:	s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Member

WJ Coinvestment Fund I, LLC

By:	Fox Paine Capital, LLC, its Manager

By:	Fox Paine Capital Management, LLC, its Manager

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Member

WJ Coinvestment Fund III, LLC

By:	Fox Paine Capital, LLC, its Manager

By:	Fox Paine Capital Management, LLC, its Manager

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Member

WJ Coinvestment Fund IV, LLC

By:	Fox Paine Capital, LLC, its Manager

By:	Fox Paine Capital Management, LLC, its Manager

By:	/s/ W. Dexter Paine, III
Name:	W. Dexter Paine, III
Title:	Member

Dated:   February 3, 2004